SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 11 - 2007– issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on May 26, 2007.

EXHIBIT 1

COMPLETION OF ACQUISITION OF OMI CORPORATION

ANNOUNCEMENT NO. 11 - 2007

26 May 2007

Completion of the Acquisition of OMI Corporation

On 17 April 2007 A/S Dampskibsselskabet TORM (TORM) announced that it in cooperation with the Teekay Shipping Corporation (TEEKAY) had signed an agreement with OMI Corporation (OMI) to acquire the entire share capital of OMI.

The offer period of the tender offer made by TORM and TEEKAY through their jointly owned subsidiary, OMAHA, Inc. to the shareholders of OMI expired at 5.00 p.m., New York City time, on 25 May 2007.

At the expiration of the offer period, a total of 49,762,507 shares had been validly tendered by the shareholders of OMI providing OMAHA, Inc. with control over OMI and allowing for a subsequent merger between OMAHA, Inc. and OMI ultimately allowing for TORM and TEEKAY to gain 100% ownership of OMI.

In order to expedite the merger process, TORM and TEEKAY have furthermore decided to make available a subsequent offer period to allow for the remaining outstanding shareholders of OMI to accept the tender offer up until 5 p.m., New York Time, on 5 June 2007.

Klaus Kjærulff, CEO, tel.: +45 39 17 92 00, mobile: +45 40 10 81 11.

N. E. Nielsen, Chairman, tel.: +45 72 27 00 00, mobile: +45 25 26 33 43.

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OMI Corporation. Aktieselskabet Dampskibsselskabet TORM, Teekay Shipping Corporation and Omaha, Inc. intend to file an offer to purchase and related materials with the Securities and Exchange Commission (the “SEC”) in connection with the offer to purchase shares of common stock of OMI Corporation. Once filed, all stockholders of OMI Corporation are strongly advised to read these materials, and the re-lated solicitation/recommendation statement that will be filed by OMI Corporation with the

SEC, before any decision is made with respect to the offer, because these documents will contain important information relating to the offer. These documents will be available at no charge on the SEC’s website at www.sec.gov and may be obtained for free from the information agent named in the offer materials.

About TORM
TORM is one of the World's leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889 and has constantly adapted itself and benefited from the significant changes characterizing shipping. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.

SAFE HARBOUR STATEMENT – FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of crude oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: May 29, 2007
By:  /s/ Klaus Klaerulff
           Klaus Kjærulff
           Chief Executive Officer

SK 03810 0001 778100